Bionomics Limited

28 July 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

04036360

RECEIVED AUG 18 2004 181 PROCESSING SECTION WASH. D.C.

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per - Jill Mashado
Company Secretary

PROCESSED
AUG 2 0 2004
THOMSON FINANCIAL

Dlw 8/19

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Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
10 AUGUST 2004

BIONOMICS BNO69 ANGIOGENESIS GENE DISCOVERY PUBLISHED IN EMINENT JOURNAL

- **Results suggest BNO69 inhibitors may be potent cancer drugs**

Bionomics Limited (ASX:BNO, BNOOA, US OTC:BMICY) today announced that research conducted by Bionomics and its collaborators at the Hanson Centre of the Institute of Medical and Veterinary Science ("IMVS") in Adelaide, Australia, relating to Bionomics' proprietary angiogenesis drug target BNO69, has been published in the high ranking scientific journal *Proceedings of the National Academy of Sciences USA (PNAS).*

Angiogenesis is a fundamental physiological process of formation of new blood vessels. In adults it is involved in the growth of solid cancers (such as cancer of the breast, colon and prostate) as well as inflammatory disorders such as rheumatoid arthritis and complications of diabetes. Recent clinical successes in cancer with drugs which inhibit angiogenesis, have intensified the interest in this area.

Associate Professor Jennifer Gamble, the leader of the team at the IMVS, said, "Our results suggest that inhibitors of BNO69 alone or in combination with other anti-cancer drugs may be potent inhibitors of the tumourigenesis, targeting not only the tumour cells themselves but also the angiogenic process."

"The publication of BNO69 in a highly regarded scientific journal such as *PNAS* represents an important step forward for Bionomics. It supports the scientific value of the research and of our proprietary angiogenesis genes as targets for the next generation of anti-angiogenesis therapeutics, which represent a fast-growing and lucrative market," said Dr Deborah Rathjen, CEO and Managing Director of Bionomics.

Bionomics is progressing the development of BNO69 gene silencing molecules as therapeutic candidates in collaboration with the Louisiana Gene Therapy Consortium.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

MR DAVID WALSH
MANAGER MEDIA & PUBLIC RELATIONS
ROYAL ADELAIDE HOSPITAL &
INSTITUTE OF MEDICAL & VETERINARY SCIENCE
(INCORPORATING HANSON INSTITUTE)
Ph: +61 8 8222 5335

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About Bionomics Limited

Bionomics (ASX:BNO, BNOOA, US OTC:BMICY) is a world leader in genomics, holding patent applications at various stages of prosecution incorporating over 600 genes it has discovered and related utility in specific therapeutic and diagnostic applications. The Company is leveraging that expertise and intellectual property to generate both near term and longer-term revenues. Focusing on central nervous system disorders (particularly epilepsy) and cancer, Bionomics and its collaborative partners are developing diagnostics for the early detection of these conditions (near term revenue) and therapeutics to treat them (longer term revenue). The Company is looking to generate growth both organically and through acquisition.

Angene™, Bionomics' angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and characterise novel angiogenesis targets, utilising Bionomics' novel models of angiogenesis. Bionomics is continuing to develop the Angene™ platform and leveraging its unique attributes for the discovery of novel and more effective drugs for the treatment of cancer.

For more information about Bionomics, visit www.bionomics.com.au

About angiogenesis

Tumours and normal tissues require oxygen and nutrients for their survival and are therefore located close to blood vessels. In order for tumours to increase in size, they must be able to recruit new blood vessels by a process known as angiogenesis. This process is regulated by a balance between pro- and anti-angiogenic molecules, which when disrupted, contributes to cancer growth and metastasis. In addition to its involvement in cancer, angiogenesis is a critical process involved in chronic inflammatory diseases such as rheumatoid arthritis and serious eye diseases, in particular macular degeneration. Industry estimates suggest that diseases that may be treated by angiogenesis based therapies account for 20 percent of the global pharmaceuticals market.

About BNO69

BNO69 is a potential drug target for the treatment of diseases involving angiogenesis. BNO69 silencing molecules have been shown to block the effects of pro-angiogenic growth factors Vascular Endothelial Cell Growth Factor (VEGF) and Basic Fibroblast Growth Factor (bFGF), suggesting that BNO69 functions at a point where the VEGF and bFGF signaling pathways converge. As current therapeutics targeting angiogenesis are aimed at inhibiting primarily the VEGF pathway BNO69 silencing may provide a new, potentially more effective, target for inhibiting angiogenesis.

Bionomics' researchers have developed DNA based molecules that silence the expression of BNO69. These molecules can be potentially used as gene-therapy based therapeutics. Both BNO69 and the BNO69 gene silencing molecules are covered by Bionomics' pending patent applications, which are under examination in major world markets.

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments, including, without limitation, statements made regarding BNO69, BNO69 gene silencing molecules and Bionomics' pending patent applications are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to our available funds or

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existing funding arrangements, a further downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.